June 10, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Thomas Kluck, Branch Chief

Re:	RealBiz Media Group, Inc.

Registration Statement on Form S-1

Filed May 13, 2015, as amended on June 3, 2015

File No. 333-204146

Dear Mr. Kluck:

RealBiz Media Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 12:00 p.m. (Washington, D.C. time) on June 12, 2015 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REALBIZ MEDIA GROUP, INC.

By:	/s/ Adam Friedman
Adam Friedman
Chief Financial Officer

cc: Leslie Marlow, Esq. (Gracin & Marlow, LLP)